SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                         RYANAIR ANNOUNCES 5 NEW ROUTES

          LONDON STANSTED TO BALATON (HUNGARY), LAMEZIA & PARMA (ITALY)
                               AND VITORIA (SPAIN)

                  & 1 ROUTE FROM LONDON LUTON TO BREST (FRANCE)

           CELEBRATE WITH 1 MILLION FREE SEATS* ON ALL RYANAIR ROUTES

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 8th December 2005) announced 5 new routes from the UK. Between 17th Feb and 31st March next year, Ryanair will start flights from London Stansted to Balaton in Hungary, Lamezia and Parma in Italy, and Vitoria in Spain. In addition, Ryanair will also start flights from London Luton to Brest in France. These are all new destinations and with Ryanair's first ever route to Hungary, the number of countries served by Ryanair rises to 22.

Announcing these 5 new routes and a 1 M free seats sale in London today, Ryanair's CEO, Michael O'Leary said:

        "With these 5 new routes Ryanair will serve 90 destinations from London Stansted and 12 destinations from London Luton and will continue to carry more passengers than BA on their entire worldwide network. British passengers and visitors continue to switch away from British Airways' rip-off fuel surcharges and high fares in favour of Ryanair's low fares and "no surcharge" guarantee.

        "To celebrate these 5 new routes Ryanair is launching a 1 MILLION free seats* on all of our routes. These seats are available this week only at www.ryanair.com for travel in January and February".

* One way ex taxes


FROM                TO       START DATE      FREQUENCY       FARES FROM

London Stansted   Vitoria     17th Feb         Daily          GBP4.99
London Stansted   Lamezia     18th Feb      3 x Weekly        GBP4.99
London Stansted   Balaton     18th Feb      3 x Weekly        GBP4.99
London Luton       Brest      21st Feb      3 x Weekly        GBP0.99
London Stansted    Parma      31st Mar      4 x Weekly        GBP1.99


Ends.                         Thursday, 8th December 2005


Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 08 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director